FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 30, 2009

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B

Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant today issued the following press release:

Information regarding Annual Report for 2008

SEK released its Annual Report for 2008 on April 30, 2009. The report includes certain amendments of income statement and balance sheet data compared with the information shown in the yearend report for 2008, which was published on February 20 of this year. The amendments are due to adjustments in the calculation of the value of certain assets and liabilities reported at fair value.

The amendments have affected SEK’s operating profit (IFRS) for 2008 which, after impairments and changes in value, amounted to Skr 185.2 million, compared with Skr 167.7 million in the year-end report.

Adjusted operating profit (Core Earnings) for 2008, after impairments, amounted to Skr 833.9 million, compared with Skr 834.0 in the year-end report. Shareholder’s equity as of December 31, 2008, was Skr 10 394 million, compared with Skr 10 215 million in the year-end report.

The adjustments have also resulted in the Company restating its income statements and balance sheets for the years 2007 and 200. Operating profit (IFRS) after these adjustments amounted to Skr 497.0 million for 2007 (previously reported as 506.9 million) and Skr 383.3 million for 2006 (previously reported as 501.3 million). Shareholder’s equity after adjustments as of December 31, 2007 was Skr 4 610 million (previously reported as 4 496 million) and Skr 4 372 million as of December 31, 2006 (previously reported as 4 251 million).

The complete income statements and balance sheets for 2008 and those for 2007 (as restated) are included in SEK’s Annual Report for 2008. Restated quarterly numbers for 2008 will be published in the interim report for the first quarter of 2009.

Having now completed the Annual Report it prepares for Swedish reporting purposes, SEK is continuing to prepare its Annual Report on Form 20-F for the year ended December 31, 2008. The Company currently expects to file its Form 20-F with the US Securities and Exchange Commission during the week of May 18th , subject to completion of management’s review and audit procedures by the Company’s independent public accountants.

For further information please contact Peter Yngwe, SEK’s President, on +46 8 613 83 00, or Johan Winlund, Head of Communications, on +46 8 613 84 88.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2009

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

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